                                                                 Exhibit (a) (5)





Robert A. Crissinger, Inc. - Petroleum Engineering Consultant
--------------------------------------------------------------------------------
10333 Pine Needle Trail   -   Cleveland, Ohio 44136   -             216-572-0069
                                                               Fax: 216-572-0169



March 14, 1997



Mr. William A. Siskovic
Vice President of Finance
Everflow Eastern, Inc.
585 West Main Street
Canfield, Ohio 44406


Re: Oil and Gas Reserves Evaluation and Appraisal of EVERFLOW EASTERN, INC. PARTNERSHIPS (100 PERCENT
        WORKING INTERESTS) as of January 01, 1997


Dear Mr. Siskovic:

        In accordance with your request, we have evaluated and appraised certain Partnership working interests supplied by Everflow Eastern, Inc. of oil and gas properties located in various counties of Ohio. A total of forty-six partnerships (1,452.75 Gross Well Cases) were evaluated as Proved Developed Reserves. All of the producing wells are currently being operated by Everflow Eastern, Inc. The individual partnerships made available for our appraisal are listed as Exhibit Number 1.

        The oil and gas reserves evaluation and appraisals of these properties are based upon existing operating conditions. Oil and gas prices were held constant (without escalation) throughout the term of the project. Operating costs were held constant (without escalation) throughout the term of the project. Field inspection of the present producing operations was not made. Value of the net proved developed producing reserves are expressed in terms of estimated future net revenue and present worth of future net revenue. The future net revenue is calculated by deducting estimated operating expenses, including severance and ad valorem taxes, from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the specified rate of 10 percent per year over the expected period of realization.

        As of January 1, 1997 we estimate the remaining recoverable oil and gas reserves of the subject wells to be as follows:


                           Proved Developed Reserves
                           -------------------------

               Proved Developed Reserves            Net
               -------------------------      --------------
                  Gas Reserves                61,080,398 MCF
                  Oil Reserves                 1,556,080 BO


        A summary projection of the estimated future net revenue and present values thereof follows:


        Fiscal        Proved Developed Reserves
        Year End          FNR            PW
        --------      ----------    ------------
        *1997       $ 19,711,499    $18,786,295
         1998       $ 15,521,346    $13,458,759
         1999       $ 12,749,570    $10,050,312
     Remaining      $ 79,495,175    $35,898,546
        --------      ----------    ------------
         Total      $127,477,590    $78,193,912

*       Date of Reserve Appraisal is January 1, 1997.

FNR:    Future Net Revenue
PW: Present Worth of Future Net Revenue Discounted at 10 percent.

        Future net revenue HAS NOT BEEN REDUCED TO REFLECT ANY CAPITAL EXPENDITURES OF WORKOVERS, ADDITIONAL PRODUCTION EQUIPMENT, COMPRESSION, ETC. The revenue sharing of this appraisal has been provided by Everflow Eastern, Inc.


Fair Market Value
-----------------

        The Fair Market Value (FMV) of the revenue interests of the Proved Developed Reserves is detailed on the following page. The value includes only the proved developed oil and gas reserves, with no salvage consideration for the existing wells. The FMV is the current estimated market price at which a property would be sold by a willing seller to a willing buyer, neither being under compulsion to buy or to sell, and both being competent and having reasonable knowledge of the facts.

The FMV of the oil and gas reserves determined as of January 1, 1995, is as follows.


                          FAIR MARKET APPRAISAL METHOD
                          ----------------------------

36 Month Cash Flow ..........................................   $47,982,415
65 Percent of Present Worth at 10 Percent ...................   $50,826,043
100 Percent of Present Worth at 25 Percent ..................   $51,904,844
                                                                -----------
Average FMV of Proved Developed .............................   $50,237,767
Producing Reserves

The evaluation concluded that the salvage value of the tangible and production equipment for each well would be equal to the cost to plug and abandon each individual well. This may or not be a factual conclusion.


Reserve Classification
----------------------

        Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions (prices and costs as of the date the estimate is made). Prices include consideration of changes in existing prices provided by fixed contractual arrangements, but not escalations based upon future conditions (i.e. inflation). Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. Reserves which can be produced economically through application of improved recovery techniques are included in the proved classification when successful testing by a pilot project provides support for the engineering analysis on which the project or program was based. Depending on the status of development, these proved reserves are further subdivided into:

        DEVELOPED RESERVES - which are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included in this category only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        UNDEVELOPED RESERVES - which are those proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.


Reserve Determination
---------------------

        For the properties that have been producing for a sufficient length of time to establish a definite decline trend, reserves have been determined by Decline Curve Analysis; which is the extrapolation of the production decline trend to the estimated economic limit of profitable operations. We reserve the right to revise all estimates when additional performance history becomes available.


Economic Analysis
-----------------

        The initial product prices, operating costs, additional capital expenditures and any escalation criteria were supplied by Everflow Eastern, Inc. without independent verification. These parameters were applied in the following manner in calculating the future net cash flow:


1. OIL PRICE; a price of $22.67 per barrel of crude oil, effective January 01, 1997 was used as the initial price (Ohio base price).

2. GAS PRICE; an average price of $2.700 per thousand cubic foot (MCF) of natural gas, effective January 01, 1997 was concluded. Transportation fees were reported to have been subtracted from the wellhead gas price where appropriate.

3. OPERATING COSTS; operating costs were concluded on a well by well basis using applicable historical operating expense information. The operating fee included the cost of operations, administration and estimated third party expenses.

4. ESCALATION CRITERIA; escalation parameters were not used for the purpose of this report.

5. ECONOMIC LIMIT; economic limit was determined to be that point in time when total partnership operating revenues equaled total partnership operating expenses. The operating expenses include normal operating costs, severance taxes and ad valorem taxes where applicable.

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Conclusions
-----------

        The oil and gas reserves evaluation and appraisal documents the existing production operations at the time of this report. Additional drilling and/or reworking of the producing wells may be economically beneficial. The resulting appraisal values are estimates of the remaining Proven Developed Oil and Gas Reserves only and as such should not be considered as a fair market value of the producing properties. Revenues derived from natural gas sales will account for an estimated 82.4 percent of the net operating revenues and revenues derived from the sale of crude oil will account for the remaining 17.6 percent of net operating revenues.

         Titles to the appraised properties have not been examined by Robert A. Crissinger, Inc. nor has the actual degree or type of interest owned been independently confirmed. The data used in this evaluation was obtained from Everflow Eastern, Inc., published industry information sources, and/or the nonconfidential files of Robert A. Crissinger, Inc. that were considered accurate. A field inspection of the properties or production operations was not made for the purpose of this report.

        The reliability of any reserve estimate is a function of the quality of available information and of engineering and geological interpretation and judgment. In evaluating the information at our disposal concerning this appraisal, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. In our opinion, the reserve estimates presented herein, in accordance with generally accepted engineering and evaluation principles consistently applied, are believed to be reasonable. These oil and gas reserves should be accepted with the understanding that drilling activity or additional information subsequent to the date of this report might require their revision.

        After federal income tax analysis was beyond the scope of this evaluation and appraisal. The salvage value of all tangible equipment was assumed to equal the cost to properly plug and abandon each well including complete site restoration.

        Finally, in assessing the conclusions herein expressed, as in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

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        This report has been prepared for the exclusive use of Everflow Eastern,
Inc. It shall not be reproduced, distributed, or made available to any other company or person without the knowledge and written consent of Robert A. Crissinger, Inc.

        We appreciate this opportunity to be of service to you. If you have any questions or comments, please advise at your convenience.

Respectfully submitted,

Robert A. Crissinger, Inc.

/s/ Robert A. Crissinger, Inc.

Robert A. Crissinger
President


RAC